Exhibit 99.1

Notice to convene Annual General Meeting 2021

Notice is hereby given that the annual general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

May 28th, 2021 at 2:00 pm CET

The annual general meeting will be held at:

Mazanti-Andersen, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the annual general meeting is as follows:

1.	Election of Chairman of the Meeting

2.	Report on the Company’s Activities during the Past Year

3.	Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

4.	Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

5.	Election of Board Members 6. Election of State-authorized Public Auditor 7. Any proposals from the Board of Directors and/or Shareholders

Complete Proposals

Re 1

The Board of Directors proposes that attorney-at-law Lars Lüthjohan Jensen is elected as chairman of the general meeting.

Re 2

Chairman of the Board, Michael Wolff Jensen, and/or Chief Executive Officer, Jan Møller Mikkelsen will report on the Company’s activities for the year ended December 31, 2020.

Re 3

The Board of Directors recommends that the audited annual report will be adopted and that a resolution will be passed to discharge the Board of Directors and Management from liability.

Re 4

The Board of Directors proposes that the consolidated loss for the year of EUR 419.0 million be carried forward to next year through recognition in accumulated deficit.

Re 5

Members of Class I of the Board of Directors are up for election. Pursuant to article 10 of the Articles of Association, board members shall be elected in accordance with the following rules:

“The board of directors shall with respect to the duration of the term which they severally hold office be classified into two classes as nearly equal in number as possible. Such classes shall originally consist of one class of directors (“Class I”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors (“Class II”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held in 2016. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.”

Currently, the Board of Directors is composed of the following members:

Class I, with a term expiring at this annual general meeting in 2021: James I. Healy, Jan Møller Mikkelsen, Michael Wolff Jensen and Lisa Morrison.

Class II, with a term expiring at the annual general meeting to be held in 2022: Albert Cha, Birgitte Volck and Lars Holtug.

Michael Wolff Jensen has informed the Board of Directors that he will not stand for reelection.

The Board of Directors proposes that the following persons are elected for Class I for a term expiring at the annual general meeting to be held in 2023:

James I. Healy (reelection for Class I)

Jan Møller Mikkelsen (reelection for Class I)

Lisa Morrison (reelection for Class I)

so that, if so decided by the shareholders, the Board of Directors will consist of the following:

Class I, with a term expiring at the annual general meeting to be held in 2023:

James I. Healy

Jan Møller Mikkelsen

Lisa Morrison

Class II, with a term expiring at the annual general meeting to be held in 2022:

Albert Cha

Birgitte Volck

Lars Holtug

James I. Healy, Jan Møller Mikkelsen and Lisa Morrison have accepted to stand for reelection in accordance with the above. Information about the current board members is available on the Company’s website www.ascendispharma.com.

Re 6

The Board of Directors proposes that Deloitte Statsautoriseret Revisionspartnerselskab be re-appointed as the Company’s auditor.

Re 7

7a – proposal from the Board of Directors

The Board of Directors proposes to amend the Articles of Association by renewing the authorisation to the Board of Directors to increase the share capital against cash contribution.

The Board of Directors specifically proposes:

(1) that the following wording is inserted as a new section 4d(2) in the Articles of Association replacing the existing section 4d(2) in its entirety:

“§ 4 d (2) The Board of Directors is until 27 May 2026 authorized at one or more times to increase the Company’s share capital by up to nominal DKK 9,000,000 without pre-emptive subscription rights for the Company’s shareholders. Capital increases according to this authorization can be carried out by the Board of Directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The Board of Directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.”

The currently existing section 4d(3) of the Articles of Association shall remain in force and shall apply to the proposed new section 4d(2). The wording of section 4d(3) is as follows:

§ 4 d (3) For shares issued pursuant to article 4 d (1) or 4 d (2) the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the Company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the Board of Directors in connection with the decision to increase the share capital.

7b – proposal from the Board of Directors

The Board of Directors proposes to amend the Articles of Association by adoption an authorisation to the Board of Directors to issue warrants.

The Board of Directors specifically proposes:

(1) that the following wording is inserted as a new section 4i in the Articles of Association:

“The Board of Directors is authorized, in accordance with the Danish Companies Act, Section 169, cf. Section 155, Subsection 2, during the period until 27 May 2026 on one or more occasions to issue warrants to members of the Executive Management and employees, advisors and consultants of the Company or its subsidiaries entitling the holder to subscribe shares for a total of up to nominal value of DKK 2,000,000 without pre-emptive rights for the Company’s shareholders. The exercise price for the warrants shall be determined by the Board of Directors in consultation with the Company’s advisors and shall at least be equal to the market price of the shares at the time of issuance. The Board of Directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the Board of Directors is authorized in the period until 27 May 2026, on one or more occasions to increase the Company’s share capital by up to a total nominal value of DKK 2,000,000 without pre-emptive rights for the existing shareholders by cash payment in order to implement the capital increase related to exercise of the warrants. In accordance with this clause the Board of Directors may increase the share capital with a minimum nominal value of DKK 1 and a maximum nominal value of DKK 2,000,000. The board is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the Company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the Company from the time which is determined by the Board of Directors in connection with the decision to increase the share capital.”

7c – proposal from the Board of Directors

The Board of Directors proposes that the following authorisation is adopted:

The Board of Directors is authorized, in accordance with the Danish Companies Act, Section 198, during the period until 27 May 2026 on one or more occasions to purchase up to nominal DKK 2,000,000 shares or American Depositary Shares representing a corresponding amount of shares in the Company as treasury shares. The minimum price per share shall be DKK 1 and the maximum price per share shall not exceed the market price.

—oo0oo—

The adoption of the proposals to amend the Articles of Association proposed in item 7 (proposal 7a and proposal 7b) of the agenda requires a majority in favor of the proposed resolution of at least two thirds of both the votes cast and of the voting share capital represented at the general meeting. The remaining proposals may be adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 53,829,379 consisting of 53,829,379 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of April 30, 2021.

•	Notice to convene the annual general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including the audited annual report

•	The agenda and the complete proposals for adoption • Forms for voting by proxy or by mail

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

Shareholders may submit questions to the Company in writing regarding the agenda and/or the documents prepared for the general meeting.

A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date is May 21, 2021. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the register of shareholders as well as notifications concerning ownership which the company has received with a view to update the ownership in the register of shareholders.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company as described below.

Language: The meeting will be conducted in English according to section 7 of the Articles of Association.

Shareholders, proxies and any accompanying adviser must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than May 24, 2021 at 23.59 p.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98. Computershare must receive completed proxy forms no later than Thursday, May 27, 2021 at 12.00 a.m. (CET).

Proxies may also be granted electronically on the Company’s website, www.ascendispharma.com, or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than Thursday, May 27, 2021 at 12.00 a.m. (CET).

Voting by mail: Shareholders may—instead of voting in person at the ordinary general meeting—choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98.

Electronic voting: It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote, whether sent by mail or made electronically, must be received by Computershare A/S no later than May 27, 2021 at 12.00 a.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn.

Please note that letters may be in the mail for several days or weeks.

Hellerup, April 30, 2021

On behalf of the Board of Directors

Michael Wolff Jensen

Chairman